UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2022

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street
Maroussi 15125 Greece
+30 210 638 0200
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for Release of Second Quarter 2022 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Record Financial Results for the Three Months Ended June 30, 2022”.

Attached as Exhibit 99.3 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements and the accompanying notes thereto of the Company as of June 30, 2022 and for the six month periods ended June 30, 2022 and 2021.

The information contained in Exhibit 99.3 of this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-256167), initially filed with the U.S. Securities and Exchange Commission on May 14, 2021.

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated August 3, 2022
99.2	Press Release, dated August 8, 2022
99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed Consolidated Financial Statements as of December 31, 2021 and June 30, 2022 and for the six month periods ended June 30, 2021 and 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: August 12, 2022